[Xstrata Copper Letterhead]

June 04th, 2007

Northgate Minerals Corporation
Kemess Mines Division
P.O. Box 3519
Smithers, BC
V0J 2N0
Canada.-

Attention: Mr. Jon Douglas

Re: Kemess Copper Concentrates
[Redacted]

Xstrata Copper Canada, a business unit of Falconbridge Ltd., ("Buyer") agrees to purchase from Northgate Minerals Corporation, ("Seller) Copper Concentrate, ("concentrate") as produced from the Kemess South mine, ("the Mine") operated by Seller and located in north-central British Columbia, with analysis as set out below.

The Agreement shall be subject to the terms and conditions hereinafter set forth and to Buyer's Standard Purchase Terms, a copy of which is attached to and forms part of the Agreement.

Seller shall deliver and Buyer shall accept and treat the concentrate in accordance with this Agreement and Buyer’s Standard Purchase Terms. In the event of any conflict between this Agreement and Buyer's Standard Purchase Terms, this Agreement shall govern.

1.

QUALITY

Typically of the following approximate analysis:

		Quality "A"	Quality "B"
		HYPOGENE	SUPERGENE
Cu	%	18 - 22	19-23
Ag	g/mt	80 - 110	80 - 130
Au	g/mt	40 - 70	70-140

[Redacted]

The concentrate shall otherwise be free of impurities deleterious to Buyer's smelting and refining processes.

Buyer reserves the right to reject any concentrate which does not conform to these analyses and/or becomes unsuitable for smelting and/or refining whether for metallurgical, environmental, regulatory or any other reason(s). The removal of such rejected concentrate will be the responsibility of Seller, and all costs incurred by Buyer in rejecting said concentrate will be for Seller’s account.

2.

CURRENCY

All references to dollar amounts are quoted in US funds, unless otherwise noted.

3.

DURATION

Commencing with material weighed and sampled at the receiving smelter as of July 1, 2007 and continuing until December 31, 2009.

4.

QUANTITY

Seller shall deliver and sell to Buyer and Buyer shall purchase from the Seller, in accordance with this Agreement the full production of concentrate produced from the Mine.
[Redacted]

Seller shall declare by October 15 of each year, starting in 2007, the expected production of both Quality "A" and Quality "B" concentrates in the subsequent year along with a monthly production forecast. Seller shall provide an updated production forecast on a quarterly basis.
[Redacted]

5.

SHIPMENT AND DELIVERY

Seller shall make the concentrate available to Buyer, in bulk, once loaded into a covered railcar in Mackenzie, B.C. Seller shall be responsible for all transportation and handling costs to deliver and load the concentrate into the railcars at Mackenzie, BC. Buyer shall contract and pay the railcar freight costs to deliver the concentrate to final destination. Material is expected to be produced and made available for shipment evenly throughout the year, with the exception of during the thaw period of the road between the Kemess mine and Mackenzie, BC, typically occurring during April/May/June. During this period, it is possible that for short periods no material will be available for rail shipment due to the uncertain road conditions.
[Redacted]

6.

INSURANCE

Seller will arrange and pay for insurance coverage for 110% of the value of the concentrate shipped hereunder, by an internationally reputable insurance company or companies, acceptable to Buyer. Such insurance shall cover the shipment until the concentrate is unloaded at the receiving smelter. All benefits from such insurance coverage shall accrue to the party who holds title to the concentrate at the time of loss.

7.

TITLE AND RISK

Title to and risk of loss of the concentrate shall pass from Seller to Buyer upon arrival of the concentrate at the receiving smelter.
[Redacted]

8.

WEIGHING, SAMPLING AND MOISTURE DETERMINATION

Weighing, sampling, moisture determination for the purposes of determination of dry weight, and sample preparation shall be performed at the receiving smelter in accordance with such reasonable technical procedures as Buyer may determine having regard to the quality of the concentrate. Sample lot size shall be determined by Buyer in accordance with standard procedures. Each prepared sample shall be divided into four portions for analysis: one for Buyer, one for Seller, one for umpire and one for reserve. The umpire and reserve portions shall be carefully sealed and retained by Buyer. Seller has the right to be represented during such procedures by any person reasonably acceptable to Buyer. In the event the Seller is not so represented during such procedures, Seller shall be deemed to have waived the right to be represented only for that specific lot of material being weighed and sampled.

9.

SPLITTING LIMITS AND UMPIRES

If both Seller’s and Buyer’s sample analyses are within the following splitting limits, then the average thereof shall be used for settlement:
[Redacted]

Seller and Buyer shall each carry out or cause to be carried out assays on the samples taken upon discharge of railcars. Assays for gold shall be performed using standard fire assay techniques and these assays shall be corrected for cupellation losses. Assays for silver shall be performed using standard assaying techniques suitable for these qualities of materials. Assays will be exchanged on a lot-by-lot basis for copper, gold and silver. Assays for selenium, bismuth, arsenic, lead and zinc will be exchanged based on a representative sample prepared from a composite of all railcars weighed and sampled in any given month. Should the results of these penalty elements indicate an increasing trend in content, Buyer and Seller will discuss procedures for more frequent assaying and exchanging of the elements in question, as deemed necessary.

If Seller’s or Buyer’s sample analyses are not within the splitting limits for one or more of the metals, the umpire portion shall be sent for analysis to an umpire taken in rotation from a panel of two as specified below, and the middle of the three analyses shall be used for settlement with respect to such one or more metals. No representative of the Seller during weighing and sampling of a lot of material shall be permitted to be an umpire for the same lot. The cost of the umpire sample assay shall be borne by that party whose assay result is furthest from the umpire. If the umpire assay is the exact mean of each party’s assay result, then the cost will be shared equally by Seller and Buyer.
[Redacted]

10.

ACCOUNTABLE METALS

The purchase price for the concentrate shall be settled as follows:

Cu: [Redacted] of content, subject to a minimum deduction of [Redacted]
Ag: [Redacted] of content, subject to a minimum deduction of [Redacted]
Au: [Redacted] of content, subject to a minimum deduction of [Redacted]

11.

PRICES

Cu:

The LME Grade ‘A’ Settlement price for high grade copper, averaged for the quotational period as published in Metals Week.

Ag:

The London Spot/US Equivalent price for silver, averaged for the quotational period as published in Metals Week

Au:

The London Second Fix price for gold, averaged for the quotational period as published in Metals Week.

12.

QUOTATIONAL PERIOD

[Redacted]

13.

TREATMENT CHARGE

The treatment charge to be deducted from the purchase price shall be negotiated annually based on the methodology in Clause 17 of this agreement. [Redacted]

14.

COPPER REFINING CHARGE

The refining charge for copper to be deducted from the purchase price shall be negotiated annually based on the methodology in Clause 17 of this agreement. [Redacted]

15.

COPPER PRICE PARTICIPATION

Copper price participation shall be negotiated annually and shall be based on the methodology in Clause 17 of this agreement. [Redacted]

16.

GOLD AND SILVER REFINING CHARGES

Buyer shall deduct from the purchase price the following refining charges:

Silver

[Redacted] per troy ounce of accountable silver

Gold

[Redacted] per troy ounce of accountable gold

17.

ANNUAL REVIEW

During and not later than the end of the first quarter of each calendar year commencing January 1, 2008 and thereafter, Seller and Buyer shall review and mutually agree on, [Redacted] treatment and copper refining charges and price participation for copper concentrates [Redacted]

18.

[Redacted]

19.

PENALTIES

Seller shall pay the following penalties to Buyer with respect to concentrate purchased under this Agreement:
[Redacted]

All fractions pro rata.

20.

PAYMENT

[Redacted] Buyer shall make a 90% provisional payment, ("Provisional Payment’) to Seller for accountable copper, gold and silver in concentrate, less all charges excluding charges as per Clause 18, no later than the [Redacted] Buyer shall make a second provisional payment equal to 100% of the value of the copper, gold and silver in concentrate, (net of all charges and penalties), less the first provisional payment, [Redacted]

Final settlement will be made when all final weights and assays are known.

Buyer reserves the right to deduct from any payment or return made by Buyer, any amounts owing to Buyer by Seller.

21.

[Redacted]

22.

MATERIAL SAFETY DATA SHEET AND NAFTA CERTIFICATE OF ORIGIN

At its earliest ability, Seller shall send by facsimile to Buyer, Attention: Ms. Charlene Owen (Fax 416-982-3512) a Material Safety Data Sheet ("MSDS"), as required to comply with Workplace Hazardous Material Information System, (WHMIS) regulations and shall complete and sign the enclosed NAFTA Certificate of Origin.

We confirm our acceptance to the foregoing terms and conditions,

NORTHGATE MINERALS CORP.	XSTRATA COPPER CANADA
(A business unit of Falconbridge Ltd.)

By:	By:

Dated:	Dated:

By:	By:

Dated:	Dated:

[Redacted]

XSTRATA COPPER CANADA - STANDARD PURCHASE TERMS

(Copper Concentrate)

1. TERMINOLOGY: Where used in this agreement, unless the context otherwise requires:

"Agreement" means the letter attached hereto together with these Standard Spot Purchase Terms;

"letter" means the letter agreement between Falconbridge and the Seller to which these standard treatment terms are attached and in which they are incorporated;

"Metals Week" shall mean the publication known as "Platt’s Metals Week" published weekly in New York, N.Y., by McGraw-Hill, Inc.;

"Falconbridge" means Xstrata Copper Canada, a business unit of Falconbridge Limited;

"Seller" means the party with which Falconbridge has entered into the agreement;

"concentrate" means the copper concentrate which is the subject of the agreement;

"smelter(s)" means one or more of the smelters owned and operated by Falconbridge or an affiliated corporation and at which the concentrate is to be treated as identified in the letter, being the Horne smelter at Rouyn-Noranda, Quebec, the Altonorte smelter in Chile and/or the Kidd Creek smelter at Timmins, Ontario as the case may be;

"CCR Refinery" means the metal refinery operated by the CCR Division of Falconbridge at Montreal East, Quebec;

"month" means a calendar month;

"unit" means 1% of a ton of concentrate (e.g. one unit of copper means 20 pounds of copper per ton of concentrate);

"ton" and "sdt" means a ton of 2,000 pounds dry weight unless otherwise specified in the letter;

"dry metric ton" and "dmt" mean a tonne of 2,204.62 pounds dry weight;

"wet metric ton" and "wmt" mean a tonne of 2,204.62 pounds wet weight;

"wet ton" and "swt" means a ton of 2,000 pounds wet weight unless otherwise specified in the letter;

"gram" or "gm" means a gram of 0.032151 troy ounces;

"g/dmt" means grams per dry metric ton;

"ounce" or "oz" means a troy ounce of 31.1035 grams;

"opt" means ounces per ton; and

"pound" or "lb." means 16 ounces avoir dupois.

2. ACCEPTANCE: Seller has read and understands the terms and conditions set out herein and agrees that Seller’s written acceptance or commencement of any work or service under this Agreement shall constitute Seller’s acceptance of these terms and conditions, irrespective of any other terms and conditions to the contrary. All terms and conditions proposed by Seller which are different or in addition to this order are unacceptable to Falconbridge, are expressly rejected by Falconbridge, and shall not become part of this Agreement. If the terms and conditions set out herein vary from those set out in the agreement or letter to which they are attached, the provisions of the Agreement or Letter shall prevail.

3. SHIPPER’S REPRESENTATIONS AND WARRANTIES: Shipper represents and warrants that:

(i)     the concentrate shall be free of radioactivity, being the lesser of 300 cps (counts per second) or those levels prescribed from time to time by applicable domestic laws and regulations;

(ii)    the concentrate shall be free of polychlorinated biphenyls, being the lesser of 3 ppm (parts per million) or those levels prescribed from time to time by applicable domestic laws and regulations;

(iii)   the concentrate contain less than 200 parts per million beryllium;

(iv)   the concentrate shall be free of any other elements that may be deleterious to Falconbridge’s smelting or refining process, its employees or the environment, according to domestic laws and regulations.

4. QUALITY VARIANCE: It is a condition precedent to Falconbridge’s obligation to purchase the concentrate hereunder that the concentrate conform to the quality analysis set out in the agreement and otherwise be free of impurities or substances deleterious to the smelting or refining process as identified in the agreement or as set out in paragraph 3 of these Standard Purchase Terms. Seller shall, in writing, notify Falconbridge in advance of shipment of any actual or anticipated change in the analysis of the concentrate. Falconbridge may, by written notice to the Seller at any time up to sixty days after sampling at smelter(s), refuse to accept delivery of any concentrate which does not reasonably conform to the quality analysis range specified in the letter or which in Falconbridge's reasonable opinion is unsuitable or undesirable for handling or treatment for any reason, including metallurgical, environmental or safety reasons.

5. REFUSAL OF DELIVERY: Falconbridge shall promptly notify Seller of any refusal by Falconbridge to accept delivery of concentrate as contemplated by paragraphs 4 or 10 and the parties shall negotiate in good faith to agree on what is to be done with such concentrate. If Falconbridge and the Seller have not so agreed within 30 days following the date of such notice, Falconbridge may take such reasonable action with respect to such concentrate as it considers appropriate in the circumstances, including without limitation, returning, stockpiling or otherwise removing such concentrate, accepting delivery but adjusting the purchase price of such concentrate on such basis as Falconbridge, acting reasonably, may determine in view of the quality of the concentrate, and/or suspending further deliveries of concentrate by the Seller. Any losses, charges, expenses or liability incurred by Falconbridge with respect to such concentrate, including without limitation, any handling, stockpiling, transportation, treatment or other charges and any losses of concentrate shall be for Seller's account.

6. DELIVERY, TITLE AND RISK: Subject to Falconbridge's right to refuse to accept delivery of concentrate as contemplated by paragraphs 4, 5 or 10, concentrate shall, for purposes of this agreement, be considered to be delivered and title to concentrate sold hereunder shall pass to Falconbridge upon completion of weighing and sampling at the receiving smelter, and said concentrate shall be free and clear of any lien, claim or encumbrance. Delivery shall be made as mutually agreed, unless otherwise specified in the agreement. Notwithstanding such delivery and passage of title, however, Seller agrees that risk of loss or damage to the concentrate shall remain with the Seller, and the Seller agrees to maintain, at its own expense, insurance coverage for the full value of the concentrate to cover any loss or damage thereto until completion of weighing and sampling of the concentrate at the receiving smelter.

7. WEIGHING, SAMPLING, AND MOISTURE DETERMINATION: Concentrate shall be collected into standard smelter lots by Falconbridge for settlement purposes, and each lot shall be considered a separate delivery hereunder. Weighing, sampling, moisture determination and sample preparation shall be carried out at the smelter(s) by Falconbridge in accordance with such reasonable technical procedures as Falconbridge may determine, having regard to the quality of the concentrate. The results of such procedures shall be conclusive. Provided Seller has given Falconbridge reasonable advance written notice, Seller shall have the right to be represented at such procedures by any person reasonably acceptable to Falconbridge; if such written notice has not been given to Falconbridge or if such representative is not present at the time of sampling, the Seller shall be deemed to have waived such right.

8. ANALYSIS: Each prepared sample shall be divided into four portions for analysis: one for Falconbridge, one for the Seller, one for the umpire and one to be held by Falconbridge in reserve. Falconbridge and Seller shall each analyze its sample portion for copper, silver, gold and penalty elements using standard commercial methods (being to uncorrected fire assay standards for silver and gold) and exchange its analyses with the other by cross mailing or other mutually acceptable procedure. If Falconbridge's and Seller's analyses are both within the splitting limits for any of the metals the average shall be used for settlement with respect to those metals. If Falconbridge's and Seller's analyses are not within the splitting limits for any of the metals, the umpire sample portion for such metals shall be sent for analysis to an umpire taken in rotation from the panel of umpires set out in the letter and the middle of the three analyses shall be used for settlement with respect to those metals. The cost of the umpire's analysis shall be borne by the party whose analysis is farther therefrom.

9. ACCOUNTABLE METALS: The purchase price of the concentrate to be paid by Falconbridge to the Seller shall be based on the metal content of the concentrate as determined under paragraphs 7 and 8, and calculated and paid as set out in the Agreement. In the event that any law, agency, publication or metal exchange whose quotations are the basis for pricing any metal hereunder terminates business operations, ceases publication or terminates the makeup of quotations, then Falconbridge shall pay the Seller in accordance with revised industry practice, having regard to such ascertainable market references as shall be available.

Any provisional payment made to either Seller or Falconbridge shall be made using the most recent monthly average price for all accountable metals, unless otherwise agreed to in writing by both parties.

10. ENVIRONMENTAL REGULATION: In the event any part of the treatment of concentrate becomes subject to any additional environmental regulation by any federal, provincial, or municipal legislative or other authority (whether by law, regulation, order, rule, policy, by-law or otherwise) which would result in an increase in the cost to Falconbridge of treating the concentrate, Falconbridge may give notice to Seller setting forth particulars of the regulation and the composition and determination of the estimated cost of compliance therewith. Falconbridge may by such notice request that representatives of the parties meet within 30 days of the date of such notice to renegotiate the terms and conditions of this agreement to provide for a reasonable basis for sharing such additional cost and such notice shall suspend this Agreement with respect to any concentrate which has not, at the time of such notice, been delivered by the Seller to Falconbridge. If agreement on new terms and conditions is not reached within 90 days from the date of such notice, Falconbridge by notice to the Seller at any time thereafter may terminate this Agreement and/or elect to refuse delivery of any concentrate on hand or in transit and any concentrate so refused shall be dealt with in accordance with paragraph 5.

11. CERTIFICATE OF ORIGIN: The Seller shall provide Falconbridge with a Certificate of Origin respecting the concentrate, (or said material) prior to delivery, and thereafter, as requested by Falconbridge. Seller represents and warrants to Falconbridge that the information contained therein is complete and accurate, and that Falconbridge can rely on the information contained therein. The Seller agrees to indemnify and hold Falconbridge forever harmless against any liability, damage or expense, (including costs and legal fees), by reason, or arising out of or relating to any incorrect statement contained in the Certificate of Origin, including any additional duties and costs incurred by Falconbridge as a result of such incorrect statement. In the event that the Seller becomes aware of :

(i) any modifications which may be required to be made to the Certificate of Origin, which may differ from any prior representations made to Falconbridge; or

(ii) any investigation by any representative of any government agency that may effect veracity of the Certificate of Origin, the Seller shall forthwith be under an obligation to immediately so notify and provide details to Falconbridge, and in the case of any investigation, the Seller shall be under an obligation to fully co-operate with investigators to ensure that the investigation is promptly completed.

12. FORCE MAJEURE: Except for any obligations to make payment when due hereunder, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God, laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court having jurisdiction over either mine or smelter or refinery; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or not; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause similar to the foregoing (collectively, a "Force Majeure Event").

The Party claiming Force Majeure (the "affected Party") shall promptly give written notice to the other Party of the Force Majeure Event stating therein the nature of the suspension, the reasons therefore, and the expected duration thereof. The affected Party shall be excused from performance of its obligations under this agreement to the extent made necessary by such Force Majeure Event and such obligations shall be suspended during the continuance of such Force Majeure Event, and such party shall incur no liability by reason of its failure to perform the obligations so excused. The affected Party shall endeavor with due diligence to resume compliance with its obligations hereunder at the earliest date and the parties will do all they reasonably can to overcome or mitigate the effects of any such event upon the mutual duties and obligations set out in this agreement.

During any period that the affected Party is excused from accepting or delivering concentrate by reason of the Force Majeure Event, Seller may sell to others or Falconbridge may procure from others that portion of concentrate which Falconbridge is excused from accepting or Seller is excused from delivering without liability to the other party.

If a Force Majeure Event results in a partial reduction of Seller’s ability to produce or deliver concentrate, Seller shall be obligated to allocate any such reduced amount of concentrate between Falconbridge and all other buyers of concentrate in proportion to Seller’s annual commitment to Falconbridge and such other buyers.

The affected Party shall use all reasonable diligence to remedy the Force Majeure Event as quickly as practicable. However, this requirement of reasonable diligence shall not require the settlement of strikes, lockouts or other labour difficulties by the Party involved therein on terms not acceptable to it. The manner of dealing with any such labour difficulties shall be entirely within the discretion of the Party so involved.

Should any Force Majeure Event continue for a period of greater than three (3) consecutive months of the date of written notice thereof, the Party to whom such written notice was given may, without liability to the other party, elect to (i) cancel the quantity of concentrate so affected, in which case both Parties shall be free from liability in respect of the undelivered portion of the concentrate, or (ii) extend the Agreement to cover the delivery of the affected quantity.

Falconbridge’s ability to divert concentrate to another Falconbridge group operation does not impair Falconbridge’s right to declare Force Majeure.

13. LIABILITY: Seller agrees to indemnify and save forever harmless Falconbridge from any loss, damage, claim, cost or expense, including legal fees, arising from personal injury, death, or property damage resulting from the handling, possession, resale, use, or disposal of concentrates, whether alone or in combination with other substances, by Falconbridge, its agents, employees, or customers.

14. WARRANTY: Seller represents and warrants that the concentrates provided herein shall conform to all specifications, samples or descriptions furnished to Falconbridge and that the concentrate shall be merchantable, free from defect and fit for any use that may be reasonably intended, such representation and warranty to be considered a condition relied upon by Falconbridge.

15. INSOLVENCY: Falconbridge reserves the right to immediately cancel or suspend this agreement (while preserving its other remedies arising at law or in equity) without liability to Seller in the event the Seller becomes or is adjudicated bankrupt or commits any act of bankruptcy, makes a general assignment for the benefit of creditors, is ordered wound up by a court of competent jurisdiction, permits or suffers a receiver to be appointed for all or any part of its property, takes advantage of any law for the benefit of insolvent persons, permits or suffers any writ of attachment, garnishment or execution to be filed or levied against it, ceases to carry on business or otherwise acknowledges its insolvency.

16. CANCELLATION FOR BREACH: Falconbridge reserves the right to cancel or suspend any or all of this agreement, (while preserving its other rights and remedies arising at law or in equity), without liability to Seller in the event Seller repudiates or breaches any of the terms and conditions of this agreement, to which Falconbridge gives notice, and such breach has continued unremedied for a period of twenty (20) days on the giving of notice of such breach.

17. RIGHT OF SET-OFF: Any monies payable by Falconbridge to Seller for goods or services furnished hereunder, may at the option of Falconbridge, be applied by Falconbridge as a set-off or deduction against the payment of any sums owed by Seller to Falconbridge or any affiliated company of Falconbridge.

18. WAIVER: Waiver by a party of a breach of any provision of this agreement shall not be deemed to be a waiver of future compliance with such provision. No delay or failure of a party to enforce any right or claim which it may have hereunder shall in any way affect, limit or waive such right or claim or the right of a party to compel strict compliance with each and every term and condition hereof.

19. SEVERABILITY: If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision and all other provisions hereof shall continue in full force and effect.

20. CONFIDENTIAL INFORMATION: Each party agrees that it shall not disclose any of the terms and conditions of this agreement to any other party except as may be required to comply with any applicable law, court order, or regulatory authority having jurisdiction, or the disclosures consented to by the non-disclosing party. Where disclosure is required by law, court order or regulatory authority having jurisdiction, a copy of the information required to be disclosed shall be provided to the non-disclosing party in advance of its disclosure.

21. NOTICES: Any notice, demand, declaration, election or other communication ("Communication") to be given pursuant to or concerning this Agreement shall be in writing and shall be given by personal delivery or by facsimile transmission addressed, in the case of Falconbridge, to Falconbridge Limited, Queen’s Quay Terminal, 207 Queen’s Quay West, Suite 800, Toronto, ON M5J 1A7, Attention: Vice President, Copper Raw Materials and, in the case of the Seller, to the address specified in the letter or to such other address, facsimile number or individual as may be designated by notice given by either party to the other. Any Communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile, on the day of transmittal thereof.

22.SUCCESSORS AND ASSIGNS: Neither of the parties may assign the benefits or obligations of this Agreement without the consent in writing of the other. Such consent shall not be unreasonably withheld. This Agreement shall extend to, bind and inure to the benefit of the successors and permitted assigns of the parties.

23.GOVERNING LAW: This agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and for purposes of all legal proceedings shall be deemed to have been performed therein. The courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this agreement and the parties hereby attorn thereto. The United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

24.MATERIAL SAFETY DATA SHEET: At its earliest ability, Seller shall send to Falconbridge Limited, Attention: Ms. Teresa Bent (Fax 416-982-3512) a Material Safety Data Sheet ("MSDS"), as required to comply with Workplace Hazardous Material Information System, (WHMIS) regulations.

25.ENTIRE AGREEMENT: This agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations (actionable in contract, tort or otherwise), warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this agreement. No modification of or amendment to this agreement shall be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.